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SECURI 03013289 MMISSION
Washington, D.C. 20549

~~1~~ 3-5

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 24 2003 MAIL PROCESSING SECTION WASH. D.C. 155

SEC FILE NUMBER
8-52486

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Partner Connections, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2555 East Chapman Avenue, Suite 711
(No. and Street)

Fullerton, (City) CA (State) 92831-3644 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Kirby 714-738-7474
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucas, Horsfall, Murphy & Pindroh, LLP
(Name — *if individual, state last, first, middle name*)

100 East Corson Street, Ste. 200 Pasadena, Ca 91103
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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SEC 1410 (3-91)

OATH OR AFFIRMATION

I, James Kirby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parner Connections, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

JOHNNA IANTORNO
Commission # 1367199
Notary Public - California
Orange County
My Comm. Expires Jul 29, 2006

Notary Public

Signature

Member, CFO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Partner Connections, LLC

Financial Statements

December 31, 2002

(with Independent Auditors' Report Thereon)

Partner Connections, LLC

INDEX TO FINANCIAL STATEMENTS

Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Management Consultants

INDEPENDENT AUDITORS' REPORT

To the Members'
Partner Connections, LLC
Fullerton, CA

We have audited the accompanying balance sheet of Partner Connections, LLC (an Oregon Limited Liability Company) as of December 31, 2002, and the related statements of income (loss), members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partner Connections, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedules I-IV are presented for purposes of additional analysis and are not a required part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
January 21, 2003

Partner Connections, LLC
BALANCE SHEET
December 31, 2002

ASSETS

CURRENT ASSETS		
Cash	$	19,453
Account receivable		566
TOTAL CURRENT ASSETS		20,019
PROPERTY AND EQUIPMENT		
Furniture and fixtures		7,517
Less: Accumulated depreciation		(3,474)
Property & Equipment, net		4,043
TOTAL ASSETS	$	24,062

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	736
TOTAL CURRENT LIABILITIES		736
MEMBERS' EQUITY		
Members' Equity		23,326
TOTAL MEMBERS' EQUITY		23,326
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	24,062

The accompanying notes are an integral part of this statement.

Partner Connections, LLC
STATEMENT OF INCOME (LOSS)
For Year Ended December 31, 2002

Revenue	
Commissions	$ 18,092
Reimbursed expenses	308,774
Total Revenue	326,866
Expenses	
Salaries	39,084
Payroll taxes	3,494
Advertising	450
Commissions	1,206
Computer	565
Depreciation	1,166
Insurance	1,011
Licenses	1,710
Miscellaneous	1,177
Office supplies	1,639
Outside services	7,290
Postage	2,194
Accounting fees	7,601
Rent	4,135
Seminars	222,259
Telephone	4,185
Training	3,702
Travel	20,594
Loss on disposal of asset	900
Total Expenses	324,362
Net Income (Loss)	$ 2,504

The accompanying notes are an integral part of this statement.

Partner Connections, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2002

Balance at December 31, 2001	$	20,822
Net Income (Loss)		2,504
Balance at December 31, 2002	$	23,326

The accompanying notes are an integral part of this statement.

Partner Connections, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	2,504
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Loss on disposal of asset		900
Depreciation		1,166
Change in:		
Account receivable		(566)
Accounts payable		500
Net Cash Provided By Operating Activities		4,504
CASH FLOW FROM (TO) FINANCING ACTIVITIES		
Purchase of new asset		(2,556)
Net Cash Provided (Used) by Financing Activities		(2,556)
NET INCREASE (DECREASE) IN CASH DURING THE YEAR		1,948
CASH, BEGINNING OF PERIOD		17,505
CASH, END OF PERIOD	$	19,453

The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Partner Connections, LLC (the Company) is formed under the laws of the State of Oregon. The Company provides marketing programs and seminars for tax and accounting professionals nationwide. The Company is registered as an introducing broker-dealer with the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC). The Company is not authorized to handle securities transactions. All security transactions go through other broker dealers. The Company does not carry customer accounts.

Revenue Recognition

Commission income, referral fees and brokerage income is recorded at the time the transaction is executed and the income can be reasonably be determined. Revenue generated from reimbursed expenses are recognized when the reimbursable expense has been incurred.

Income Taxes

Partner Connections, LLC is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

Property and Equipment

Property and equipment are carried at cost. Depreciation is calculated on the accelerated cost recovery method over their estimated useful lives of 3 to 5 years. Repairs and maintenance are charged to expense as incurred, while improvements and betterments that extend the useful life of the assets are capitalized. Upon retirement or disposal, the related cost and accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is reflected in the statement of operations. Depreciation expense for the year ended December 31, 2002 was $1,166.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect: reported amounts of the assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and revenues and expenses during the reporting period.

Cash and cash equivalents

The Company maintains two accounts at one bank. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2002, the Company had bank statement balances of $136,901, of which $36,901 was uninsured.

1\. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of credit risk

For the year ended December 31, 2002, 100% of the Company's revenue from reimbursed expenses are earned from one customer.

2\. COMMITMENTS

The Company leases its office space under a non-cancelable operating lease expiring on June 30, 2003. Rent expense for the year ended December 31, 2002 was $4,135. The remaining commitments of the lease agreement are $3,062 during the year 2003.

3\. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule which requires that Net Capital, as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2002, the Company had net capital, as defined, of $19,133, which exceeded the statutory requirement of $5,000 by $14,133.

Partner Connections, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2002

Net Capital	
Members' Equity	$ 23,326
Total members' equity qualified for net capital	23,326
Total capital and allowable subordinated borrowings	23,326
Deductions and/or charges:	
Nonallowable assets:	
Furniture and fixtures	4,043
Petty cash	150
Net Capital	$ 19,133
Aggregate indebtedness	
Items included in balance sheet	
Accounts payable	$ 736
Total aggregate indebtedness	$ 736
Computation of net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 14,133
Excess net capital at 1,000%	$ 19,059
Percentage of aggregate indebtedness	3.85 %

See Independent Auditors' Report

Partner Connections, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

A computation of reserve requirements is not applicable to Partner Connections, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See Independent Auditors' Report

Partner Connections, LLC
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

Information relating to possession or control requirements is not applicable to Partner Connections, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2).

See Independent Auditors' Report

Partner Connections, LLC
Schedule IV - Reconciliation of the Computation of Net Capital
Under Rule 15c3-1
For the Year Ended December 31, 2002

Description	Net Capital	Total Aggregate Indebtedness	Minimum Net Capital Required	Excess Net Capital	Excess Capital at 1,000%	Percent of Aggregate Indebtedness
Company's computation	$ 19,869	$ -	$ 5,000	$ 14,869	$ 19,869	- %
Audit adjustments made subsequent to the Company's filing with the National Association of Securities Dealers, on or about January 31, 2003	(736)	736	-	(736)	(810)	3.85 %
	$ 19,133	$ 736	$ 5,000	$ 14,133	$ 19,059	3.85 %

The audit adjustments made after year-end relate primarily to additional expense for amounts that should have been accrued in prior year.